Exhibit 99.1

February 1, 2007

To Our Shareholders:

        You are cordially invited to the Annual and Extraordinary General Meeting of Shareholders (the “Meeting”) of Forum National Investments Ltd. (the “Company”) to be held at the offices of the Company located at 180A, 13040 No 2 Road Richmond, British Columbia, Canada V7E 2G1 on Monday, March 5, 2007.

        The formal Notice of the Meeting and Proxy Statement describing the matters to be acted upon at the Meeting are contained in the following pages. Shareholders also are entitled to vote on any other matters which properly come before the Meeting.

        Enclosed is a proxy which will enable you to vote your shares on the matters to be considered at the Meeting even if you are unable to attend the Meeting. Please mark the proxy to indicate your vote, date and sign the proxy and return it in the enclosed envelope as soon as possible for receipt prior to the Meeting.

        WHETHER YOU OWN FEW OR MANY SHARES OF STOCK, PLEASE BE SURE YOU ARE REPRESENTED AT THE MEETING EITHER BY ATTENDING IN PERSON OR BY RETURNING YOUR PROXY AS SOON AS POSSIBLE.

Sincerely,

      Director and CEO,

DAN CLOZZA